September 27, 2013

Re:                             Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 30, 2013
(File No. 001-13758)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

We make reference to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F (the “Filing”) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) for the fiscal year ended December 31, 2012, filed with the Commission on April 30, 2013 (File No. 001-13758) and to our responses to such Staff comments, filed with the Commission as correspondence on September 27, 2013.  We hereby acknowledge that:

•                  Portugal Telecom is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  Portugal Telecom may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PORTUGAL TELECOM, SPGS, S.A.

By:	/s/ Luis Pacheco de Melo
Name: Luis Pacheco de Melo
Title: Chief Financial Officer

cc:                                Terry French, Accountant Branch Chief

Christy Adams, Senior Staff Accountant